Skillest, The Leading Marketplace For Remote Golf Lessons, Announces A Community Round On Wefunder

by Brian ParkJune 29, 2022

Unique Opportunity for Skillest's Biggest Fans and Supporters to Become Investors

San Francisco, CA – June 30, 2022 Skillest, the leading marketplace for remote golf lessons, has announced the launch of a Community Round on Wefunder, the largest platform that helps founders raise a Community Round from their most passionate customers and fans alongside venture capitalists. This Community Round invites anyone – including coaches, players, fans, supporters, friends, and family – to invest in Skillest for as little as $100 in exchange for company equity. Skillest's Community Round will help the company try to secure **$1 million in funding** to expand the golf instruction marketplace.

Skillest's Community Round can be found here: **www.wefunder.com/skillest**

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To learn more visit www.skillest.com.

About Skillest:
Skillest is the leading marketplace for remote golf lessons. Skillest gives coaches the ability to earn more income, work flexible hours, and have the freedom to coach from anywhere. Skillest also enables coaches to take their fans and followers on social media and expand the relationship with private coaching. Skillest offers 1-on-1 online lessons with top coaches for faster and easier game improvement. Skillest gives golfers unparalleled access to the best golf coaches and the best learning format. Skillest is based in the Bay Area and was founded in 2016. The Skillest community is global with golf coaches and players all around the world.

About Wefunder

Wefunder is a platform that helps founders raise a Community Round from their most passionate customers and fans alongside venture capital. Headquartered in San Francisco with a distributed team across the country, Wefunder has fundamentally changed the regulation crowdfunding space from the regulations to making it accessible to all at scale. Wefunder is a Public Benefit Corp,

not only for its mission to fix capitalism, but because it's the way companies should be run. To learn more visit communityround.com or wefunder.com.

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5/27/2022 Email sent to Skillest coaches

Skillest

A better way to learn!


Learn from the best golf coaches in the world
Skillest

Hey Brian!

For the longest time we have been looking at ways of getting our coaches more deeply involved in Skillest.

You as a coach have been a huge reason Skillest has been the first company to successfully build an online first coaching platform. We want you to not only benefit from the revenue you are generating but to also have the opportunity to own a part of Skillest.

We have just launched a Wefunder campaign that will give you the opportunity to buy equity in the platform that is taking coaching into the future. Something that we can all do togther!

For a short time we are offering a discount for you, the stakeholders in Skillest. This means if you invest now you do so at the best valuation.

Just head to the Wefunder/Skillest landing page below to get all of the details.

I cannot wait to continue building Skillest with you. Let me know if you have any questions.

Baden
Co-Founder, President, PGA Teaching Professional

Head to WeFunder Campaign

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

If you have any questions, email us at support@skillest.com or join our Discord community. Discord is a great way to connect with other Skillest coaches and students.

Join Discord Community

6/20/2022 Email sent to student list.

Skillest

How It Works   Find Your Coach

Hi Brian!

I wanted to let you know about a special opportunity we've opened up for Skillest customers. You can now become a part owner in Skillest, the #1 remote golf coaching marketplace and platform!



Skillest
#1 REMOTE GOLF COACHING PLATFORM

Here are highlights on why to invest in Skillest:

⛳ Over $2.5B spent on pro golf lessons worldwide per year. Golf interest and rounds played are growing.

💵 $2M raised to-date from successful angels & VCs including The House Fund, co-founders of MyFitnessPal, CEO/founder of Zuora, co-founder of Gavior, early investor in Udemy and more.

🏆 World-class instructors: Skillest coaches have worked with Tiger Woods, Cam Smith, Kevin Na, Lydia Ko, and Steph Curry.

😎 CEO was 99th employee at Yahoo! and co-founder of Yahoo! Messenger.

🏌 Co-founder is a leading PGA Professional and contributing writer for Golf.com.

Learn More And Invest Here!

P.S. You can invest as little as $100 to own a part of Skillest. The first $200,000 we raise will qualify for an early-bird discount.

Don't miss out! If you have questions, please let me know.

Thanks!

Brian Park
CEO, Skillest, Inc.

Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Skillest
THE FUTURE OF GOLF INSTRUCTION IS HERE.
DON'T GET LEFT BEHIND.
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Skillest
BECOME AN INVESTOR OF THE LEADER IN REMOTE GOLF INSTRUCTION
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WEFUNDER.COM/SKILLEST

Skillest

BECOME AN INVESTOR OF THE LEADER IN REMOTE GOLF INSTRUCTION


Join
Finish
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Skillest
THE FUTURE OF GOLF INSTRUCTION IS HERE.
DON'T GET LEFT BEHIND.
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WEFUNDER.COM/SKILLEST

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.